Stop 3561

        September 2, 2005

BY U.S. MAIL and FACSIMILE [(904) 249 - 1466]

Mr. Edward B. Alexander
   President and Chief Operating Officer
EACO CORPORATION
2113 Florida Boulevard
Neptune Beach, Florida   32266

 RE: EACO Corporation
   Item 4.01 Form 8-K
   Filed September 1, 2005
   File No. 0-14311

Dear Mr. Alexander:

 We have reviewed the above referenced filing for compliance
with
the requirements with respect to the Item 4.01 disclosures of the
Form 8-K.

 Please amend the Item 4.01 Form 8-K to file the Exhibit 16
letter from your former independent registered public accounting
firm, Deloitte & Touche LLP, indicating whether or not they agree
with your disclosures contained in the Form 8-K.   Reference is
made
to Item 304(a)(3) of Regulation S-K.   The amended Item 4.01 Form
8-K
should be filed within 10 business days.

 Any questions should be directed to Ms. Beverly A. Singleton,
Staff Accountant, at (202) 551-3328.

        Sincerely,

        David R. Humphrey
        Accounting Branch Chief